

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Gunther Plosch
Chief Financial Officer
The Wendy's Company
One Dave Thomas Blvd.
Dublin, OH 43017

> **Re: The Wendy's Company**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Filed March 1, 2022**
> **File No. 001-02207**

Dear Mr. Plosch:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services